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10035337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Groton Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 17th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem 212-509-7800 x116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	New York	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis E. Rinaldini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Groton Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



WILLIAM FREDERICKSDORF
Notary Public, State of New York
No. 01FR6125163
Qualified in King County
Commission Expires April 11, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
Groton Securities LLC

We have audited the accompanying statement of financial condition of Groton Securities LLC (a wholly owned subsidiary of Groton Partners LLC) (the "Company") as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Groton Securities LLC, as of December 31, 2009, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz + Company. LLP

Bellmore, New York
February 24, 2010

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

GROTON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

ASSETS

Cash	$ 999,991
Accounts receivable	55,970
Total assets	$ 1,055,961

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 12,740
Due to member	4,000
Total liabilities	16,740
Member's equity	1,039,221
Total liabilities and member's equity	$ 1,055,961

See accompanying notes and auditors' report

GROTON SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Income	
Consulting and advisory fee income	$ 3,095,970
Expenses	
Professional fees	51,000
Insurance expense	7,890
Registration fees	188
Miscellaneous expenses	25
Total expenses	59,103
Net income	$ 3,036,867

See accompanying notes and auditors' report



SCHWARTZ & COMPANY, LLP

GROTON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's equity - January 1, 2009	$ 23,510
Distributions to member	(2,021,156)
Net income	3,036,867
Member's equity - December 31, 2009	$ 1,039,221

See accompanying notes and auditors' report

GROTON SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 3,036,867
Adjustments to reconcile net income to net cash provided by operating activites:	
(Increase) in assets:	
Accounts receivable	(55,970)
Increase (decrease) in liabilities:	
Accounts payable	12,740
Due to member	(289,694)
Net cash provided by operating activities	2,703,943
Cash used in financing activity	
Capital withdrawal by member	(2,021,156)
Net increase in cash	682,787
Cash - beginning of year	317,204
Cash - end of year	$ 999,991
Supplemental disclosures of cash flow information:	
Interest expense	$ -
Income taxes	$ -

See accompanying notes and auditors' report

Note 1: Operations and Structure

Groton Securities LLC (the "Company"), a limited liability company organized under the laws of the State of Delaware, is a wholly owned subsidiary of Groton Partners LLC (the "Member"), which also is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("FASB ASC") 105, *Generally Accepted Accounting Principles*, which establishes the FASB ASC as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Accounts Receivable

Accounts receivable represent amounts due for consulting and advisory services rendered. Accounts receivable are reported at their outstanding unpaid principal balances. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written off.

Revenue Recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated.

Note 2: Summary of Significant Accounting Policies (continued)

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its Member.

The Member adopted the provisions of FASB ASC, Accounting for Income Taxes. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Member may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The provisions provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

Note 3: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $983,000, which was $978,000 in excess of its required net capital of $5,000.

Note 5: Concentration of Credit Risk

Periodically throughout the year and at December 31, 2009, the Company may have cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Note 6: Related Party Transactions

Pursuant to an administrative services agreement (the "Agreement") between the Company and its Member, the Company pays a monthly administrative fee for utilizing certain resources of the Member. The Company was charged $6,000 for the year ended December 31, 2009 under the Agreement. During 2009, the Member agreed to pay $28,210 of professional fees on behalf of the Company without seeking reimbursement.

Note 7: Major Customers

The Company generated 100% of its revenue from two customers during the year ended December 31, 2009.

Note 8: Subsequent Events

Management has evaluated the effect of subsequent events on the Company's financial statements through February 24, 2010, which is the date these financial statements were available to be issued. Management has determined that there are no material subsequent events that would require disclosure in the Company's financial statements through this date.



SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

GROTON SECURITIES LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

Net capital	$ 983,251
Aggregate indebtedness	$ 16,739
Computation of basic net capital requirement	
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 1,116
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($983,251 - $5,000)	$ 978,251
Percentage of aggregate indebtedness to net capital	1.70%

There are no material difference between computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing.

GROTON SECURITIES LLC
SCHEDULE II: RECONCILIATION OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
FOR THE NINE MONTH PERIOD FROM APRIL 1, 2009 THROUGH DECEMBER 31, 2009

SIPC Net Operating Revenues per General Assessment Reconciliation form SIPC-7T	$ 3,095,970
General Assessments at .0025	$ 7,739
Payment Remitted with Form SIPC-4	150
Payment Remitted with Form SIPC-6	475
Amount Due with Form SIPC-7T	$ 7,114

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Supplementary Report on Internal Control

To the Member of
Groton Securities LLC

In planning and performing our audit of the financial statements of Groton Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 24, 2010



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Member of
Groton Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation ("Form SIPC-7T")] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2009, which were agreed to by Groton Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Groton Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Groton Securities LLC's management is responsible for Groton Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the cash disbursement journal noting no differences;

2. Compared the amounts included in the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 24, 2010

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009


SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS